March 26, 2018

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

RE:	AFRIKA4U
Registration Statement on Form S-1 Filed January 19, 2018 File No. 333-222638

In response to your letter dated February 15, 2018 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of AFRIK4U (the “Company”). Amendment No. 1 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s February 15, 2018 letter in italicized text immediately before our response.

Cover page

1.	Please fill in the date of the prospectus.

Response: We have filled in the date of the prospectus in accordance with your request.

Summary Information, page 5

2.	Please expand to clarify the company’s anticipated business in the leather products industry.

Response: We have expanded our description of our anticipated business as follows: “On August 4, 2017, Mr Charl Coertzen, president and sole director, incorporated the Company in the State of Nevada and established a fiscal year end of August 31, 2017. AFRIKA4U is a development stage company that intends to market and sell African leather products made from ostrich and other exotic leathers. We aim to market leather women’s fashion accessories like bags, shoes and fashion accessories from South Africa to the North American markets. The Company intends to market and sell its products via its website to specialist leather shops at wholesale prices, as well as to the public at retail prices, through its intended website.”

3.	We note the company’s statement that “nor has the company any plans … to merge into an operating company ….” We also note your statement in Note 3 to the Notes to the Financial Statements that “the company will be dependent upon raising of additional capital … in order to implement its business plan, or merge with an operating company.” Please reconcile your statements as appropriate.

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Response: In accordance with your request, we have deleted reference to “or merge with an operating company.” In Note 3 to the Notes to the Financial Statements.

Summary of the Offering by the Company, page 6

4.	We note your statement that you may “extend the offering period for … an additional 90 days or for such period as the Company deems reasonable.” (emphasis added.) You must indicate when the offering period will end. Please revise throughout your prospectus as appropriate.

Response: We have revised throughout the prospectus by deleting “or for such period as the Company deems reasonable”.

Dilution, page 16

5.	We note that the total the number of shares after offering held by public investors and capital contributions by purchasers of shares presented under the sale of 100%, 75%, 50%, and 25% of shares in this offering do not appear to match the number of shares to be issued and the net proceeds under each of these scenarios based on information in Item 4 and elsewhere in the filing. Please clarify or revise for consistency.

Response: We have revised our Dilution Table in Item 6.

Description of Business, page 20

6. We note your statement on page 5 that you intend to sell your own brand of imported leather fashion bags and other accessories. However, on page 20 you disclose that you intend to provide leather shoes, bags and accessories manufactured by Klein Karoo Boutique. Additionally, on page 23 you include product codes that you intend to order from Klein Karoo Boutique. Please revise here and where appropriate to clarify whether you will be selling your own products or reselling a product manufactured by another company.

Response: We have revised our disclosure to indicate the Company will be selling product manufactured by another company.

Financial Statements and Supplementary Data, page 21

7.	Please amend to provide interim financial statements as required by Rule 8-08 of Regulation S-X.

Response: We have provided interim financial statements.

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Identification of directors and executive officers, page 25

8.	Please revise to indicate Mr. Charl Coertzen’s age in the table.

Response: We have revised to indicate Charl Coertzen’s age in that table.

Security Ownership of Certain Beneficial Owners and Management, page 28

9.	Please revise to provide an address for Mr. Coertzen in the beneficial ownership table.

Response: We have revised by providing an address for Mr. Coertzen - 14 Rias van Wyk

Lagenhoven Park, Bloemfontein, 9330.

Certain Relationships and Related Transactions, page 28

10.	We note your statement on page 28 that Mr. Person and Ms. Fox are promoters of your company. Please revise as appropriate.

Response: We have revised by deleting any reference to Mr. Person and Ms. Fox.

11.	We note your statement in footnote 1 to the Beneficial Ownership table that Charl Coertzen may be a promoter of the company. We also note your statement that “Mr. Coertzen has not been a promoter for any company for the past 5 years.” Please revise to clearly indicate that Mr. Coertzen is a promoter of the company. See the definition of “promoter” in Rule 405 of Regulation C. Also please disclose the information required by Item 404(c) of Regulation S-K.

Response: We have revised our disclosure as follows: “Mr. Coertzen is a promoter of the Company. Mr. Coertzen has not been a promoter at anytime in the past 5 years and he is receiving no compensation for the sale of shares under offering. There are no assets acquired or to be acquired by the Company from Mr. Coertzen.

Our sole officer and director provides office space at no charge to the Company. Our principle office is the residence of the President at H.No. 1055 Sec 70, Mohali, Punjab, India.

During this period, Charl Dredirck Coertzen, President of the Company, paid $5,000 in behalf of the Company.

As of November, 2017, loan from related party (Charl Coertzen) balance is $6,615. The amounts due to related party unsecured and non- interest-bearing with no set terms of repayment.”

12.	We note that the Balance Sheet as of August 31, 2017 indicates a loan of $1,613 from a related party. Please revise to provide the disclosure required by Item 404 of Regulation S-K regarding this loan.

Response: We have revised our disclsure to include Mr. Coertzen’s name.

Part II

Exhibits, page 30

13.	Please revise the legality opinion by David Price, Esq. to consent to being named in the prospectus.

Response: We have provided a revised legality opinion.

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We trust our responses meet with your approval.

Sincerely,

/s/ Charl Coertzen

Charl Coertzen

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